

March 10, 2011

Andrew Reid
Chief Executive Officer
Orpheum Property, Inc.
201 St. Charles Ave., Ste. 2500
New Orleans, Louisiana 70170

> **Re:** **Orpheum Property, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 28, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **Filed February 14, 2011**
> **Form 8-K Filed July 28, 2010**
> **File No. 0-30595**

Dear Mr. Reid:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Condensed Financial Statements

Notes to Condensed Financial Statements, page 6

Note 3 Investment in Orpheum Theater, page 6

1. Please tell us in detail how you accounted for the acquisition of 129 University Place LLC and the basis in GAAP for your accounting treatment. Please specifically address whether you accounted for the transaction as a business combination or reverse acquisition as defined in ASC 805 or as a reverse recapitalization equivalent to the issuance of stock by 129 University Place LLC

for the net monetary assets of Pacific Land and Coffee Corporation and the facts supporting your determination. In addition, since it appears that 129 University Place LLC obtained control please specifically address why 129 University Place LLC is not considered the accounting acquirer and treated as if it is the legal successor to your reporting obligation as of the date of the acquisition. Refer to ASC 805-10 and ASC 805-40.

2.   Please tell us how you determined the purchase price of the building and the basis in GAAP for your accounting. In addition, please provide all of the applicable disclosures required by ASC 805-10-50-1, ASC 805- 20-50-1 and ASC 805-30-1, particularly with respect to total consideration transferred.

3.   Please tell us why you are obligated to issue $3,474,000 of PLAC stock, how the obligation arose and why the obligation is included in the purchase price of the Orpheum Theater. Please also tell us the number of shares of PLAC stock you are obligated to issue, how you determined the recorded value of the obligation and the basis in GAAP for your accounting treatment citing relevant accounting literature.

4.   We note your disclosure in Form 8-K filed July 28, 2010. Please disclose the pertinent rights and privileges of the Series B preferred stock issued to acquire 129 University Place LLC. Refer to the guidance in ASC 505-10-50.

5.   Given your investment in the Orpheum Theater and the sale of your coffee businesses disclosed in Note 5, please provide a reconciliation of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest.

Note 6 Discontinued Operations, page 6

6.   Please provide the disclosures required by ASC 205-20-50-1c. In addition, please revise your disclosure to clarify the operations classified as discontinued operations, which apparently includes the two existing coffee businesses sold to related parties as disclosed in Note 5.

Signatures, page 10

7.   Please revise to indicate the date the report was signed. Please also revise the certifications provided as Exhibits 31 and 32 to indicate the date the certifications were signed.

Exhibits 31.1 and 31.2

8.   Please revise the certifications to comply exactly with the certification in Item 601(b)(31) of Regulation S-K. Specifically, paragraphs 4(a), 4(b) and 4(c) should

be paragraphs 4(b), 4(c) and 4(d) and paragraph 4(a) in Item 601(b)(31) of
Regulation S-K should be added. Please similarly revise the certifications filed as
exhibits to Form 10-Q for the quarter ended September 30, 2010.

Form 8-K Filed July 28, 2010

9.   Please file the schedules and exhibits to the Agreement and Plan of
        Reorganization filed as Exhibit 2.3.

10.   Please tell us why you did not file the financial statements and pro forma financial
        information required by Rules 8-04 and 8-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or me at
(202) 551-3344 if you have questions regarding comments on the financial statements
and related matters.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William Thompson
                                        Accounting Branch Chief